

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2021

Serena Shie
Chief Financial Officer
A SPAC I Acquisition Corp.
Cheung Kong Center
58 Floor, Unit 5801
2 Queens Road Central
Central
Hong Kong

Re: A SPAC I Acquisition Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed October 15, 2021
File No. 333-258184

Dear Ms. Shie:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Form S-1

Cover Page

1. We reissue comment comment 1. In addition to providing the cross-reference to the Risk Factor section, please provide a more detailed discussion of how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company's ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange.

Government regulations relating to mergers and acquisitions, page 10

2.   Please revise your disclosure to describe what the consequences might be if you receive a
        required permission or approval but that permission gets taken away, and the
        consequences if you do not seek permission or approval and later find out that you needed
        such permission.

Transfers of Cash to and from PRC Subsidiaries, page 12

3.   Please expand your disclosure on the prospectus cover page to provide a description of
        how cash will transferred through your organization if you acquire a target business in
        China.

U.S. laws and regulations, including the Holding Foreign Companies Accountable Act..., page
72

4.   Please revise your disclosure to address the fact that there is pending legislation that
        would reduce the number of consecutive non-inspection years required for triggering the
        prohibitions under the HFCA Act from three years to two.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
time for us to review any amendment prior to the requested effective date of the registration
statement.

        You may contact Todd Schiffman at 202-551-3491 or Erin Purnell at 202-551-3454 if
you have questions regarding these comments.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance